FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

Board Proposals to the Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 28th, 2023. Appointment of a new member of the Board of Directors.

Ciudad Autónoma de Buenos Aires, April 5th 2023

Messrs.

Securities and Exchange Commission

RELEVANT EVENT. Board Proposals to the Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 28th, 2023. Appointment of a new member of the Board of Directors.

With due consideration:

In my capacity of Head of Market Relations of Banco BBVA Argentina S.A, I hereby inform the Board Proposals to the Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 28th at 3 p.m.

Moreover, I hereby inform that the shareholder Banco Bilbao Vizcaya Argentaria S.A. served proper notice to the Bank of its intention to propose the appointment of Mr. Carlos Eduardo Elizalde as Alternate Director. Thus, the Appointments and Remuneration Committee approved such appointment.

Yours sincerely.

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Responsable de Relaciones con el Mercado

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: April 4th, 2023	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer